Exhibit 99.2

IMMEDIATE	13 NOVEMBER 2006

Royal & SunAlliance acquires Martello Underwriting Limited

Royal & Sun Alliance Insurance Group plc announces the acquisition of Martello Underwriting Limited for £38.5m payable in cash.

Martello is a leading specialist provider of professional indemnity insurance (PI) to small and medium sized professional practices in the UK, including accountants, architects, solicitors and surveyors. This transaction delivers on Royal & SunAlliance’s strategy of building leading positions in its target trades and segments.

The Group expects the transaction to complete in the fourth quarter of 2006. In 2007, the acquisition is expected to generate annual premiums of £40m. The transaction is subject to regulatory approval.

Bridget McIntyre, UK Chief Executive, Royal & SunAlliance, said: “This transaction offers an ideal opportunity for R&SA to strengthen its position in the Professional Indemnity market. The combination of Royal & SunAlliance’s technical excellence and distribution network and Martello’s dedicated expertise in the PI market, creates an attractive platform from which to drive profitable growth.”

-ENDS-

For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047
Andrew Wigg	Simon Moyse (Finsbury)
Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7251 3801

Important Disclaimer
This press release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The agreement is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

Issued by Royal & Sun Alliance Insurance Group plc   9th Floor   One Plantation Place   30 Fenchurch Street   London EC3M 3BD Telephone +44 (0)20 7111 7136   Facsimile +44 (0)20 7111 7451